UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID No.
60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), by means of its Investors Relations Officer undersigned, in response to the Official Letter No. 230/2016- SAE/GAE 1 (Attachment), informs that between December  22, 2015 and January 21, 2016 none of its shareholders exercised the right of withdrawal  in relation to the acquisition of 100% of the equity capital of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda.

Hence, Bradesco will not convene new Shareholders’ Meeting in order to ratify or reconsider mentioned acquisition, which was endorsed in the Special Shareholders’ Meeting held on December 17, 2015.

Cidade de Deus, Osasco, SP, January 28, 2016.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br.

ATTACHMENT

January 21, 2016

230/2016- SAE/GAE 1

Bco Bradesco S.A.

Mr. Luiz Carlos Angelotti

Investor Relations Officer

Ref.: Expiration of the time limit for exercising the right of withdrawal

Dear Sirs,

Considering the deadline for shareholders to express their dissent with respect to the purchase of 100% of the equity capital of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda. approved in the Special Shareholders’ Meeting of December 17, 2015, we request you to inform, until January 28, 2016, if this Company will reconsider or ratify the transaction, as provided for in Article 137, paragraph 3, of Law No. 6,404/76 , as amended by Law No. 10.303/2001.

We also ask you to inform the payment date of the reimbursement amount due to the dissenting shareholders.

This request falls within the scope of the Cooperation Agreement, executed by CVM and BM&FBOVESPA on December 13, 2011, and the non-compliance with it may subject the company to possible application of coercive fine by the Companies Relations Superintendence - SEP of CVM, respected the provisions of CVM Instruction No. 452/07.

Regards,

Carolina Almeida

Companies Monitoring Management Staff  -  In Office

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 28, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.